SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 24, 2022

Commission File Number: 0-17601

BONSO ELECTRONICS INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Address of principal executive offices)

Albert So, Chief Financial Officer and Secretary

Tel: (852) 2605-5822 Fax: (852) 2691-1724

Email: albert@bonso.com

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation" or "Bonso"), held its Annual General Meeting of Shareholders at 11:00 a.m., local time, on March 24, 2022, at the offices of the Corporation’s China subsidiary located at the 10th Floor, Commercial Building, 2 Zheng Feng Bei Road, Fu Yong, Shenzhen, China for the following purposes:

1.	To elect the following six (6) persons to serve as directors of the Corporation until the next annual meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Anthony So, Andrew So, Albert So, Kim Wah Chung, Woo Ping Fok and Henry F. Schlueter;

2.	To ratify the selection of MSPC Certified Public Accountants and Advisors, P.C. as the independent public accountants of the Corporation for the fiscal year ending March 31, 2022; and

Only Shareholders of record at the close of business on February 4, 2022, were entitled to notice of and to vote at the Meeting.

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

On March 24, 2022, the Company's Annual General Meeting of Shareholders was held at the offices of the Corporation’s China subsidiary located at the 10th Floor, Commercial Building, 2 Zheng Feng Bei Road, Fu Yong, Shenzhen, China. The results of the Annual Meeting were as follows:

1.	The following six (6) persons were elected to serve as directors of the Corporation until the next annual meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Anthony So, Andrew So, Albert So, Kim Wah Chung, Woo Ping Fok and Henry F. Schlueter;

2.	MSPC Certified Public Accountants and Advisors, P.C. was ratified as the independent public accountants of the Company for the fiscal year ending March 31, 2022.

Exhibits

99.1	Notice and Proxy Statement for the Annual General Meeting
99.2	Press Release dated March 25, 2022 with respect to the results of the Company’s Annual General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC. (Registrant)

Date: March 31, 2022	By:	/s/ Albert So
Albert So, Chief Financial Officer and Secretary